

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

David R. Parker
Chairman and Chief Executive Officer
Covenant Logistics Group, Inc.
400 Birmingham Hwy
Chattanooga, TN 37419

   Re: Covenant Logistics Group, Inc.
     Registration Statement on Form S-3
     Filed August 12, 2022
     File No. 333-266826

Dear Mr. Parker:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Irene Barberena-Meissner at (202) 551-6548 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Heidi Hornung-Scherr, Esq.